CanAlaska Uranium Ltd.

CVV - TSX   CVVUF - OTCBB   DH7N – Frankfurt

Management Discussion and Analysis

For the First Quarter and Three Months Ended

July 31, 2011

Dated October 14, 2011

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Form 20-F on EDGAR or the Company’s audited consolidated financial statements for the year ended April 30, 2011. The following information is prepared in accordance with International Financial Reporting Standards (IFRS)  and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended July 31, 2011.

Table of Contents:

1.	OVERVIEW OF THE COMPANY AND OUTLOOK	2
2.	MILESTONES AND PROJECT UPDATES	3
3.	FINANCIAL POSITION	12
4.	EXPENDITURES REVIEW	14
5.	CASHFLOW REVIEW	15
6.	OTHER MATTERS	15
7.	QUARTERLY FINANCIAL INFORMATION	22

This MD&A contains forward-looking information. Refer to Section 6 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 2 of 22

1.

OVERVIEW OF THE COMPANY

✓

Exploration expenditures of $1.6 million for three months ended July 31, 2011 in the Athabasca Basin

✓

Over 20 projects covering 957,000 hectares focused on Uranium (section 1.1)

✓

Cash resources of $7.4 million (as at July 31, 2011)

✓

20,253,136 common shares issued and outstanding (October 14, 2011)

1.1

Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. As of October 12, 2011, the Company had 20,253,136 shares outstanding with a total market capitalization of $9.7 million. The Company’s shares trade on the Toronto Stock Exchange (“CVV”) are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”).

Table 1: Canadian Land Position Summary
Property / Project Name	Notes	Hectares
Alberta		85,000
Arnold		14,000
Black Lake	Option with Black Lake Denesuline	16,000
Carswell		29,000
Collins Bay Extension	Option with Bayswater Uranium	39,000
Cree East	Ventured with Korean Consortium	56,000
Cree West		20,000
Fond Du Lac	Option with Fond Du Lac Denesuline	17,000
Grease River		38,000
Helmer		57,000
Hodgson		25,000
Kasmere	Awaiting licence	267,000
Key		6,000
Lake Athabasca		44,000
McTavish		12,000
Moon		4,000
NW Manitoba		144,000
Poplar		42,000
Waterbury		6,000
West McArthur	Ventured with Mitsubishi	36,000
TOTAL	20 Projects	957,000

In the Athabasca region of Saskatchewan, the Company controls an exploration portfolio of 20 large projects totalling over 3,695 square miles (1.0 million hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva. The Company has built a strong in-house exploration team and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) (on the West McArthur property), with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”) and SK Networks Co. Ltd. (on the Cree East property).

In addition, CanAlaska has entered into option agreements on the Black Lake, Fond Du Lac and Collins Bay Extension projects with other third-parties through which the Company has committed to undertake and fund the exploration work. CanAlaska plans to actively market other projects to potential partners.

CanAlaska’s commitment to the Athabasca has also resulted in its building strong ties with the local First Nations communities. The Company obtained approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In achieving this, CanAlaska has the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years. CanAlaska’s record of operational safety and environmental compliance were recognized as key contributing factors during the lengthy review and approval process.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 3 of 22

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office), Saskatoon, SK (Field Support Office) and La Ronge, SK (Equipment Warehouse).

The Company believes that the attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices. Since 2004, CanAlaska has expended over $77.0 million on exploration and research towards the advancement of uranium discovery on our project areas.

1.2

Outlook

•

Continued focus on exploration for the discovery of one or more significant uranium deposits in the Athabasca region of Northern Saskatchewan

•

Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to deliver on this mission

•

Completed and continuing drill programs have further defined our target zones and identified new targets for future drill programs

•

As at July 31, 2011, our Korean partners have contributed $19.0 million of their 19.0 million funding commitment

•

At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska

•

In February 2010, after the start of the winter season, MCRC earned a 50% interest in the West McArthur project by completing the $11.0 million investment specified under the project's option agreement. Over the next five years, the joint venture is planning to expend between $3.5 - $4.2 million annually to progressively test the 7 targets which exist on the property

•

At the Collins Bay Extension project, results from the Company’s winter drill program provided strong exploration targets for the 2011 winter season. The Company’s summer exploration program consisted of seismic profiling of the large breccia targets on the property

•

At the Fond Du Lac project, the Company will be continuing to test for the extension of the higher grade uranium mineralization intersected in the August 2009 drill program (40.2 metres @0.32% U3O8)

•

CanAlaska is also actively marketing other projects to potential partners

2.

MILESTONES, PROJECT UPDATES AND OPERATIONAL REVIEW

2.1

Overview – May 1, 2011 to October 14, 2011

•

Reported results on its Cree East winter drilling program (August 2011)

•

Completed two airborne ZTEM geophysical surveys on Hodgson and Carswell project (July 2011)

•

Reported results of its 2011 Phase One reverse circulation and diamond core drilling program on Fond Du Lac project (June 2011)

•

Commenced two airborne ZTEM geophysical surveys on the Hodgson and Carswell projects and one ground geophysical resistivity survey on the West McArthur project (June 2011)

•

Listed on Toronto Stock Exchange (TSX) (June 2011)

•

Closed private placement of $0.5 million (May 2011)

In August 2011, the Company reported the results from the winter drilling program on the Cree East project. All three winter drill holes that reached into the basement rocks (CRE072, CRE073, and CRE074) showed distinctly anomalous alteration and mineralization features, further extending the zones of strong alteration which characterize Zone A and Zone I.

In July 2011, the Company announced the completion of two airborne ZTEM geophysical surveys on its wholly-owned Hodgson and Carswell projects. The newly developed ZTEM surveys provide a new dimension for surveying electromagnetic targets, providing superior details of conductive zones at depth. The first ZTEM survey at the Hodgson project identified five areas with basement conductors. The second ZTEM survey, with covered claims on the western portion of the Carswell project confirms basement conductors in areas where previous VTEM surveys were hampered because of conductive overburden.

In June 2011, the Company reported on results from its 2011 Phase One reverse circulation and initial diamond core drilling program on the Fond Du Lac project. The exploration identified additional uranium targets proximal to the existing Fond Du Lac uranium deposit, and provided further targets for the planned 2011 Phase Two diamond drill program. Thirty-four vertical (2,895 metres) reverse circulation drill holes were completed in five soil anomaly target areas. Nine diamond drill holes were drilled at the west Fond Du Lac zone and five diamond drill holes were drilled at the main Fond Du Lac zone. The best uranium mineralization was encountered in diamond drill hole WFDL001, with 2-metres at 0.5% U3O8.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 4 of 22

In June 2011, the Company announced the commencement of two airborne ZTEM geophysical surveys and one ground geophysical resistivity survey. The ZTEM surveys provide a new dimension for surveying electromagnetic targets and provide superior detail at depth. The first ZTEM survey is to cover the Hodgson project and the second is to cover the western portion of the Carswell project. A ground geophysical crew has moved back to the West McArthur project to complete ground resistivity surveying over Grid #1 and Grid #7.

In June 2011, the Company’s common shares were listed and commenced trading on the Toronto Stock Exchange (“TSX”).

In May 2011, the Company closed a non-brokered flow-through private placement of 418,141 common shares for gross proceeds of $0.47 million.

2.2

Project Updates

Overview

The Company currently has over 20 projects within the Athabasca basin area and has carried our exploration programs on 5 of these in the past year. In the first quarter of 2012, the Company spent $1.6 million on exploration costs in the Athabasca Basin. The two largest exploration projects were at West McArthur and at Cree Lake.

Exploration spending in the first quarter of 2012 is significantly down from the fourth quarter of 2011, as historically the Company has spent the summer months interpreting data and preparing for its winter programs.

As part of the transition to IFRS, the Company decided to change its accounting policy to retrospectively expense all pre-feasibility exploration and evaluation costs. The effects of this transitional change are as follows:

(i)  At May 1, 2010:

a)

decrease deferred exploration assets of $44,542,000

b)

increase deficit of $44,542,000

(ii)  At July 31, 2010:

a)

decrease deferred exploration assets of $46,176,000

b)

increase opening deficit by $44,542,000

c)

increase net loss by $1,634,000

(iii)  At April 30, 2010:

a)

decrease deferred exploration assets of $52,345,000

b)

increase opening deficit by $44,542,000

c)

increase net loss by $7,803,000

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 5 of 22

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on the Cree East project.

Table 2: ($000's) Total Exploration	Quarterly
	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Q112
Camp Cost & Operations	360	206	1,124	260	262	214	556	8
Drilling	52	94	1,983	508	893	59	1,382	(2)
General & Admin	89	126	135	52	39	54	100	130
Geochemistry	57	5	61	77	71	10	52	38
Geology	197	179	445	245	378	124	294	125
Geophysics	427	370	936	302	463	99	1,639	1,116
Other	226	743	(299)	462	419	264	517	143
Gross Expenditures	1,408	1,723	4,385	1,906	2,525	824	4,540	1,558
Reimbursement	(328)	(398)	(1,353)	(184)	(189)	(165)	(1,429)	(453)
Net Expenditures	1,080	1,325	3,032	1,722	2,336	659	3,111	1,105

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

2.2.1

Cree East Project, Saskatchewan – Korean Consortium

Cree East is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totalling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As of July 31, 2011, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, fiscal year ended, and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska for intellectual property associated with the project.

Table 3: ($000's)	Quarterly
Cree East Project	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Q112	LTD
Camp Cost & Operations	145	123	379	227	222	203	161	-	2,898
Drilling	-	58	842	522	891	26	367	(6)	5,364
General & Admin	39	33	14	15	8	10	32	62	438
Geochemistry	6	2	27	23	45	9	9	3	495
Geology	17	19	184	151	178	38	76	30	1,240
Geophysics	285	55	262	51	83	60	356	4	3,038
Management Fees	50	35	178	111	152	38	110	8	1,321
Other	30	88	99	131	104	76	96	10	1,327
Net Expenditures	572	413	1,985	1,231	1,683	460	1,207	111	16,121

In June 2011 the Company announced the results for the three holes drilled at the Cree East project during winter 2011 exploration. The eighteen-hole winter drill program, which was to be comprised of approximately 7,650 metres of drilling split between three target zones on the property, was suspended following a fatal accident with a crew member of our drill contractor. Operations at the project have now been approved to continue, the Company will continue the drill programs and additional geophysics in December 2011 and January 2012.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 6 of 22

In August 2011, the Company processed the data from the three new holes completed into the basement during the winter drilling program on the Cree East project. All three winter drill holes that reached into the basement rocks (CRE072, CRE073, and CRE074) showed distinctly anomalous alteration and mineralization features, further extending the zones of strong alteration which characterize Zone A and Zone I. Of particular interest was drill hole CRE073, which was finally lost in a highly-altered zone of strongly hematised massive clay in basement rock at Zone A. The analyses of the samples from drill hole CRE073 show elevated silver (highest 6.4 oz/t), associated with elevated copper, cobalt, nickel, zinc and minor uranium mineralization in the basement clay zones.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

IFRS impact on accounting for Cree East Project

Under GAAP, the Company accounted for its interest in CKULP (“Partnership”) as a variable interest entity (“VIE”) with the Company as the primary beneficiary. The Partnership was determined to be a VIE because the total equity investment at risk is not sufficient to permit the Partnership to finance its mine exploration and development activities without additional financial support from its partners. Consequently, the Company concluded that the primary beneficiary of the Partnership was the Company. Accordingly, the Company consolidated 100% of the Partnership, and previously reported a non‐controlling interest. IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that it has joint control of the Partnership under the contractual provisions of the joint venture agreement (the “JV Agreement”).  The Company does not control the Partnership based on voting interest and does not own more than half of the voting power. Furthermore, both the Consortium and the Company have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors. Decision making is governed by the Partnership’s Board of Directors, with equal representation from the Consortium and the Company. Under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in the Partnership. The Company has elected to apply the proportionate consolidation method to account for its interest in the Partnership.

Under the JV Agreement the contributions by the Consortium to obtain its 50% ownership have occurred over time commencing with the formation of the Partnership in 2007. The change from full consolidation to proportionate consolidation has resulted in periodic dilution gains attributable to increased cash contributions by the Consortium. These gains have been reflected in equity during the year ended April 30, 2011 as they result from transactions at the shareholder level and do not result in a change of joint control. The effects of the deconsolidation and the dilution gains are as follows:

(i)  At May 1, 2010:

a)

cash decreased by $836,000

b)

non-controlling interest decreased by $12,600,000

c)

dilution gain resulting from above credited to deficit in the amount of $11,764,000

(ii)  At July 31, 2010:

a)

cash decreased by $1,119,000

b)

non-controlling interest decreased by $14,320,000

c)

dilution gain resulting from above credited to deficit in the amount of $1,437,000

(iii)  At April 30, 2011:

a)

cash decreased by $1,774,000

b)

non-controlling interest decreased by $19,000,000

c)

dilution gain resulting from above credited to deficit in the amount of $5,462,000

2.2.2

West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 7 of 22

Table 4: ($000's)	Quarterly
West McArthur Project	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Q112	LTD
Camp Cost & Operations	3	51	432	6	6	4	-	-	2,611
Drilling	-	36	749	-	-	34	-	-	5,508
General & Admin	11	18	34	33	27	30	26	40	1,938
Geochemistry	5	-	26	12	8	-	-	8	291
Geology	17	55	136	66	36	14	15	19	700
Geophysics	7	281	406	165	147	16	977	652	5,050
Other	24	230	197	45	24	20	59	50	1,458
Gross Expenditures	67	671	1,980	327	248	118	1,077	769	17,556
Reimbursement	(57)	(398)	(2,005)	(169)	(129)	(59)	(563)	(403)	(13,617)
Net Expenditures	10	273	(25)	158	119	59	514	366	3,939

During fiscal 2011 the company carried out a deep penetrating ZTEM survey across the project. This initial survey was followed up by intensive geophysical surveying on four grid areas across the property for a total budget of $2.6 million. This geophysical survey, work, which includes ground EM surveys and ground resistivity surveys, commenced in winter 2011 and has continued into summer 2011.

On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

In June 2011, the Company commenced a ground resistivity survey over Grid 1 and Grid 7. These surveys followed a successful airborne ZTEM survey undertaken on the project last year.

Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

2.2.3

 Fond Du Lac Project, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 17,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska may earn a 50% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company is committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($130,000 paid), 40,000 shares (40,000 issued) and work commitments of $2.0 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of July 31, 2011, the Company had met the work commitment and incurred $4.5 million in exploration expenditures on the property.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 8 of 22

Table 5: ($000's)	Quarterly
Fond Du Lac Project	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Q112	LTD
Camp Cost & Operations	53	9	9	22	3	5	253	8	812
Drilling	52	-		1	-	-	757	-	1,419
General & Admin	23	39	2	1	1	2	13	24	214
Geochemistry	24	1	4	35	12	-	35	2	202
Geology	40	43	7	-	1	21	123	30	540
Geophysics	9	4	1	-	-	1	100	-	585
Option Payments	-	-	-	-	98	-	-	-	215
Other	65	23	11	53	-	39	45	15	486
Net Expenditures	266	119	34	112	115	68	1,326	79	4,473

In Q111, the Company was focused on interpretation of the drilling data. In Q211, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project.

In October 2010, an NI 43-101 technical summary report was published for the Fond Du Lac project.  This report, available on SEDAR and EDGAR databases for public viewing, provides detailed information on the current state of the project.

In Q311, the Company began a program of reverse circulation drilling on the Fond Du Lac project, concentrating on geochemical targets outside of the current mineral deposit. This program will continue until late March 2012. Currently, 34 drill holes have been completed. At the same time a localized airborne EM survey was carried out over the Fond Du Lac west area. A short program of diamond drilling was carried out on the Fond Du Lac west zone to test a 2 km long conductor zone, which had previously been drilled in the 1950’s. Limited uranium mineralization was discovered and the drill returned for a short drill program to test the north-south structure indicated by the first mineralized reverse circulation drill holes. The anticipated winter drill program at Fond Du Lac was delayed following the relocation of the diamond drill to the nearby Grease River project. Results from this Fond Du Lac reverse circulation drilling were released after compilation in Q212.

In June 2011, the Company released results from its 2011 Phase One reverse circulation ("RC") and initial diamond core drilling program.

2.2.4

Grease River Project, Saskatchewan–Westcan Uranium

The Grease River project covers approximately 38,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

In August 2010, the Company executed an option agreement with Westcan Uranium Ltd. (“Westcan”) (formerly International Arimex Resources Inc.) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4.5 million by December 2013. The Company will act as the operator for the exploration project and will earn a management fee of 10% on the exploration expenditures incurred.

In November 2010, the Company received 804,808 common shares of Westcan to fulfill the share commitment related to the option agreement.

In January 2011, Westcan approved a $0.8 million winter drill program for the Grease River project. Between January 2011 to April 2011, the Company received $0.8 million in funds from Westcan.

In February 2011, an NI 43-101 technical summary report was published for the Grease River project.  This report is available on SEDAR and EDGAR databases for public viewing.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 9 of 22

An airborne survey was carried out across the eastern portion of the project in the vicinity of the Bradley showing in February 2011. Drilling was carried out on the project in March 2011.  A total of 6 drill holes (796 metres) tested the surface uranium mineralization in the intrusive dyke system in the Shearika ridge area, and two drill holes (126 metres) tested the eastern “Bradley Showing”, where there is uranium mineralization in sediments.  Assay results were released in July 2011.

In August 2011, the option agreement with WestCan for the Grease River project was terminated.

2.2.5

Cree West Project, Saskatchewan –Westcan Uranium

The Cree West project comprises a 100% interest in 6 mineral claims (approximately 20,000 hectares) located 70 kilometres northwest of the Key Lake uranium mine and between 25 and 57 kilometres north of the south rim of the Athabasca Basin. In April 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4.0 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares and expending a minimum of $1.0 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2011, Westcan had contributed $0.8 million towards exploration expenditures.

On July 2010, the Company extended the option agreement for a period of one year beginning on August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company on November 2010.

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets. Only minimal activity occurred through fiscal 2011 and the first quarter of 2012.

In August 2011, WestCan’s earn-in option for the Cree West project expired.

2.2.6

Key Lake Project, Saskatchewan –Westcan Uranium

The Key Lake project comprises of 5 mineral claims in three separate blocks totalling approximately 6,000 hectares located within 15 kilometres of the formerly producing Key Lake uranium mine. In March 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of July 31, 2011, Westcan had contributed $ 0.9 million towards exploration expenditures.

In July 2010, the Company extended the option agreement for a period of one year beginning in August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company in November 2010.

In winter 2007, three holes costing $0.2 million were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. Only minimal activity occurred through fiscal 2011 and first quarter of Q112.

In August 2011, WestCan’s earn-in option for the Key Lake project expired.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 10 of 22

2.2.7

Carswell Project, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 125,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area adjacent to its Carswell property. Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

The option payment amount of $200,000 in Q310 represents the fair value of the 125,000 CanAlaska common shares issued to Hawk Uranium Inc. as part of our option agreement.

In November 2010, an NI 43-101 technical summary report was published for the Carswell project.  This report is available on SEDAR and EDGAR databases for public viewing.

In June 2011, the Company commenced an airborne ZTEM geophysical survey. Previous surveys in this area have been hampered by layers of conductive units in the upper portions of the Athabasca sandstone. The new ZTEM survey technique should make it possible to provide images of the conductive horizons in the basement below these conductive units, due to the longer wavelength signals being used to collect data.

2.2.8

Hodgson, Saskatchewan

Hodgson comprises approximately 25,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan.

On July 2011, results of the ZTEM survey were released.  The ZTEM survey identified five areas with significant basement conductors. These conductors identify targets trending northeast, north and northwest in areas where the Company had previously identified AMT geophysical responses, and significant surface geochemical anomalies. The survey has identified 35km of conductive trends on the project, which is located in the east-central part of the Athabasca Basin, 27 kilometres northwest of the McArthur River mine and 21 kilometres west of the Cigar Lake deposit. Exploration to-date includes lake sediment geochemistry and ground geophysics, and the new ZTEM survey. The reconnaissance ground AMT surveys had confirmed a series of basement conductors and indicated the presence of conductive zones in the sandstones, structures thought to be related to uranium mineralizing events. The current ZTEM survey mapped these basement conductor patterns in more detail and has given significant information as to the shape and size of these targets.

2.2.9

Other Projects

For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Property” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 11 of 22

The Company’s other projects are as follows:

Table 6: Other projects update	Status	Recent work undertaken
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	ZTEM surveys completed
Black Lake	Option with Black Lake Denesuline
Carswell		ZTEM survey commissioned June 2011
Collins Bay Extension	Option with Bayswater Uranium	Seismic survey profiling Lake and basement terrain completed
Cree West	Earn-in option with Westcan Uranium expired in August 2011
Fond Du Lac	Option with Fond Du Lac Denesuline	Released result from 2011 Phase One reverse circulation and initial diamond core drilling program
Grease River	Option agreement with Westcan terminated in August 2011	Assay results from the winter program released July 2011
Helmer
Hodgson	Seeking Venture Partner	ZTEM survey commissioned June 2011
Kasmere	Under application	Exploration permits pending
Key	Earn-in option with Westcan Uranium expired in August 2011
Lake Athabasca		43-101 report completed
McTavish	Option agreement with Prodigy terminated in March 2011
Moon	Seeking Venture Partner	Follow-up ground geophysics planned
NW Manitoba		43-101 report completed
Poplar
Waterbury	Seeking Venture Partner	43-101 report completed
Rainbow Hill AK	Option to District Gold terminated in December 2009	No significant work undertaken
Zeballos	Seeking Venture Partner
Glitter Lake	Disposed, NSR retained
Rise and Shine, NZ	10 year Lease expired Oct 2010	New Lease applied
Reefton Property, NZ	Seeking Venture Partner	Ground survey and mapping completed

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., has re-applied for a lease over the Rise and Shine project, covering the Rise and Shine shear zone, located north of Cromwell, Otego, New Zealand, following the termination of the previous lease at the 10 year expiry date. The joint venture with Oceana Gold will terminated with the expiry of the lease on October 2010. Glass Earth who had previously entered into an agreement with CanAlaska to purchase an interest in Golden Fern gave notice of termination of their earn-in to Golden Fern in June 2010. The Company has no certainty as to the allocation of a new lease by the New Zealand Government.

Golden Fern Resources is carrying out mapping and sampling work on the Reefton lease, EP 40677, located in the Reefton District, west coast South Island New Zealand, which is held 100% by the Company.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 12 of 22

3.

FINANCIAL POSITION AND CAPITAL RESOURCES

3.1

Cash and Working Capital

Table 7: ($000’s) Cash and Working Capital	Apr-11	Jul-11
Cash and cash equivalents	9,642	7,381
Accounts receivable and prepaid expenses	422	182
Available-for-sale securities	559	435
Accounts payable and accruals	(2,461)	(997)
Working capital	8,162	7,001

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $1.7 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the condensed interim consolidated financial statements for further details.

As at July 31, 2011, included within accounts receivable and prepaid expenses is $0.10 million in GST refunds associated with exploration programs. The decrease in available-for-sale securities is a result of marking the securities to market and recording the decrease in other comprehensive income.  The decrease in accounts payable is consistent with the decrease in exploration activities compared with the fourth quarter 2011.

The adoption of IFRS has had no material impact on the net cash flows of the Company.

3.2

Other Assets and Liabilities

Table 8: ($000’s) Other Assets and Liabilities	Apr-11	Jul-11
Reclamation bonds	343	343
Property and equipment	616	585
Mineral property interests (Section 2.2)	1,797	1,797

During the three months ended July 31, 2011, exploration and evaluation expenditures were made primarily on West McArthur, Carswell, Hodgson, Cree East and Fond Du Lac projects (Section 2).

3.3

Equity and Financings

Table 9: ($000’s) Shareholders’ Equity	Apr-11	Jul-11

Common shares	72,108	72,583
Contributed surplus	10,170	10,207
Accumulated other comprehensive income	267	143
Deficit	(71,627)	(73,207)
Total shareholder equity	10,918	9,726

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CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 13 of 22

Table 10: ($000’s) Equity Instruments	Apr-11	Jul-11
Common shares outstanding	18,114	20,130
Options outstanding
Number	1,790	1,890
Weighted average price	$1.03	$1.03
Warrants outstanding
Number	3,439	2,641
Weighted average price	$2.44	$2.33

Equity instruments

As of September 30, 2011, the Company had the following securities outstanding. Common shares - 20.253.136; Stock options – 1,882,500; and Warrants – 2,335,327.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500.

Table 11: Proceeds from Financings
Date	Type	Intended Use	Actual Use
May 2011	$0.5 million – 418,141 flow through units	Uranium exploration in Saskatchewan	As Intended
December 2009	$1.90 million – 10,897,571 ordinary units	Uranium exploration in Saskatchewan	As Intended
December 2009	$0.81 million – 3,876,300 flow-through units	Uranium exploration in Saskatchewan	As Intended
November 2009	$2.25 million - 10,714,428 flow-through units	Uranium exploration in Saskatchewan	As Intended
October 2009	$0.25 million - 1,190,000 flow-through units	Uranium exploration in Saskatchewan	As Intended
August 2009	$1.0 million - 5,826,764 flow-through units	Uranium exploration in Saskatchewan	As Intended

IFRS impact on flow through share financings

Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has reviewed current practices and adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred. In particular, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the statements of loss and comprehensive loss.

Pursuant to the above policy the allocation of the proceeds from flow through share issuance is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 14 of 22

The effects of this transitional change are as follows:

(i)  Premium on flow-through shares:

a) decreased share capital and deficit at May 1, 2010 by $792,000, to recognize the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features

b) increased deferred premium (liability) and decreased share capital by $149,000 for the year ended April 30, 2011

(ii)  Renouncement of flow-through tax credits:

a) increased share capital and deficit by $7,569,000 at May 1, 2010

b) decreased share capital and deferred tax provision expense by $149,000 for the year ended April 30, 2011 to recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred

4.

EXPENDITURES REVIEW

Net indirect exploration expenses are the costs associated with running CanAlaska’s field operation office in Saskatoon, SK and our warehouse in La Ronge, SK and payroll and related costs of our exploration teams where they are not directly chargeable to an exploration project. In Q112, the Company spent $1.7 million on exploration costs and recovered $0.5 million from our exploration partners for a net mineral property expenditure of $1.2 million.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q112, there was no equipment rentals as the majority of our work done on projects were related to geophysical expenditures and no CanAlaska equipment were used.

Consulting, labour, and professional fees are consistent with prior periods.  Staffing numbers were consistent with the same period last year as well as the usage of our professionals.

Insurance, licenses and filing fees were consistent in Q112 and Q111. The small increase in insurance, license and filing fees were primarily attributed to Company’s graduation from the TSX Venture Exchange to the TSX.

Investor relations expenses were higher in Q112 compared to Q111. In Q211, the Company retained the services of an established Canadian investor relations firm.

Management fees were lower in Q112 compared to Q111.  This was primarily due to the decrease in our exploration activities relative to last year.  During same period last year, the Company spent $1.8 million on exploration, of which $1.6 million were related to our joint venture projects where management fees were generated. During Q112, the Company spent $1.6 million on exploration, of which $0.9 million was related to our joint venture projects.

IFRS impact on share based payments

Under IFRS graded vesting awards are accounted for as though each instalment is a separate award. IFRS does not provide for an election to treat the instruments as a pool and recognize expense on a straight line basis. Straight line basis is permissible under Canadian GAAP. Under IFRS, the estimates of the number of equity-settled awards that vest are adjusted to the actual number that vests, unless forfeitures are due to market-based conditions. There is no choice to accrue compensation cost as if all instruments granted were expected to vest and recognize the effect of the forfeitures as they occur as elected by the Company under Canadian GAAP. The impact of transition to IFRS with respect to options granted after November 7, 2002 that vest after the date of transition is as follows: (i) increased deficit and contributed surplus by $469,000 at May 1, 2010, (ii) decreased share-based payments expense and contributed surplus by $28,000 for the 3 months ended July 31, 2010 and (iii) decreased share-based payments expense and contributed surplus by $97,000 for the year ended April 30, 2011.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 15 of 22

5.

CASHFLOW AND LIQUIDITY REVIEW

As of July 31, 2011, the Company had $7.4 million in cash and cash equivalents and working capital of $7.0 million and as of April 30, 2011, the Company had $9.6 million in cash and cash equivalents and working capital of $8.2 million.

5.1

Operating Activities

The Company’s operating activities resulted in net cash outflows of $2.7 million and $1.4 million for the three months ended July 31, 2011 and 2010 respectively.

5.2

Financing Activities

Financing activities resulted in net cash inflows of $0.5 million for the three months ended July 31, 2011. During Q112, the Company raised $0.5 million from a flow-through financing completed on May 2011. Financing activities resulted in net cash inflows of $1.3 million for the three months ended July 31, 2010 from our Korean joint venture partners.

5.3

Investing Activities

Investing activities resulted in net cash outflows of $0.03 for the three months ended July 31, 2011 for capital asset purchases.

5.4

IFRS Impact

As described in Section 2.2.1, IFRS impact on accounting for Cree East Project, the deconsolidation of CKULP resulted in a decrease in cash and cash equivalents as follows:

(i)  At May 1, 2010:

a)

cash decreased by $836,000

(ii)  At July 31, 2010:

a)

cash decreased by $1,119,000

 (iii)  At April 30, 2011:

a)

cash decreased by $1,774,000

6

OTHER MATTERS

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2011, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

6.1

Related Party Transactions

Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as certain persons performing similar functions.

The remuneration of directors and key management of the Company for the three months ended July 31, 2011 and 2010 were as follows.

Table 12: ($000’s) Compensations to Related Parties	Jul-11	Jul-10
Aggregate compensation	182	170
Share based compensations	27	28

The directors and key management were awarded the following share options under the employee share option plan during the three months ended July 31, 2011:

Table 13: Share Option Issuance
Date of grant	Number of options	Exercise price	Expiry
July 25, 2011	100,000	$1.00	July 24, 2014

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CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 16 of 22

6.2

Financing

Management believes that the funds on hand at July 31, 2011 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

6.3

Critical Accounting Estimates

6.3.1

Stock-Based Compensation Plan

The Company has in effect a Stock Option Plan. Stock options awarded are accounted for using the fair value-based method. Fair value is calculated using the Black Scholes model with the assumptions described in the notes to the financial statements. These assumptions are estimated by management based on available information and may be subject to change.

6.4

Disclosure Controls and Internal Control Financial Reporting

No changes were made to the Company’s internal control over financial reporting during period beginning on May 1, 2011 and ended on July 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

6.5

Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.6

Recently Adopted Standards and Future Accounting Changes

There were no changes in significant accounting policies of the Company for the fiscal year ended April 30, 2011, except as noted below and noted in the Company’s audited financial statements.

IFRS Transition

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS.  Due to the requirement to present comparative financial information, the Company’s effective transition date is May 1, 2010.  The three months ended July 31, 2011 is the Company’s first reporting period under IFRS.

The Company’s IFRS conversion team identified three phases to our conversion: (i) Initial diagnostic phase; (ii) Impact analysis, evaluation and solution development phase; and (iii) Implementation and review phase.  Post-implementation will continue in future periods, as outlined below.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 17 of 22

The following outlines the Company’s transition project, IFRS transitional impacts and the on-going impact of IFRS on the financial results.  Note 14 to the condensed interim consolidated financial statements provides more detail on the key Canadian GAAP to IFRS difference, the accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on the financial statements on transition to IFRS or may have an impact in future periods.

6.6.1

Transitional Financial Impact

The tables below outline:

a)

Adjustments to the Company’s equity on adoption of IFRS on May 1, 2010, and at July 31, 2010 and April 30, 2011 for comparative purposes.

b)

Adjustments to statement of loss for the three months ended July 31, 2010 and for the year ended April 30, 2011

The following tables should be read in conjunction with the more detailed footnote 14 in the condensed interim consolidated financial statements as referenced in the tables. Selected sections of footnote 14 in the condensed interim consolidated financial statements have also been reproduced under applicable discussions throughout this MD&A.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 18 of 22

	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

	April 30, 2011			July 31, 2010			May 1, 2010
Assets
Current assets
Cash and cash equivalents	11,416	(1,774)	9,642	8,971	(1,119)	7,852	8,722	(836)	7,886
Trade and other receivables	422	-	422	162	-	162	1,148	-	1,148
Available-for-sale securities	559	-	559	318	-	318	261	-	261
Total current assets	12,397	(1,774)	10,623	9,451	(1,119)	8,332	10,131	(836)	9,295
Non-current assets
Reclamation bonds	343	-	343	364	-	364	391	-	391
Property and equipment	616	-	616	720	-	720	743	-	743
Mineral property interests	54,142	(52,345)	1,797	47,952	(46,176)	1,776	46,245	(44,542)	1,703
Total assets	67,498	(54,119)	13,379	58,487	(47,295)	11,192	57,510	(45,378)	12,132
Liabilities
Current liabilities
Trade and other payables	2,461	-	2,461	1,080	-	1,080	1,626	-	1,626

Non- current liabilities
Deferred income tax liability	3,596	(3,596)	-	3,338	(3,338)	-	3,399	(3,399)	-
	6,057	(3,596)	2,461	4,418	(3,338)	1,080	5,025	(3,399)	1,626

Equity
Common shares	65,182	6,926	72,108	60,884	6,777	67,661	60,878	6,777	67,655
Contributed surplus reserve	9,798	372	10,170	9,734	441	10,175	9,665	469	10,134
investment revaluation reserve	267	-	267	60	-	60	10	-	10
Deficit	(32,806)	(38,821)	(71,627)	(30,929)	(36,855)	(67,784)	(30,668)	(36,625)	(67,293)
	42,441	(31,523)	10,918	39,749	(29,637)	10,112	39,885	(29,379)	10,506
Non-controlling interest	19,000	(19,000)	-	14,320	(14,320)	-	12,600	(12,600)	-
	61,441	(50,523)	10,918	54,069	(43,957)	10,112	52,485	(41,979)	10,506
	67,498	(54,119)	13,379	58,487	(47,295)	11,192	57,510	(45,378)	12,132

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 19 of 22

	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)
	For the three months ended			For the year ended
	July 31, 2010			April 30, 2011
EXPENSED EXPLORATION COSTS
Mineral property expenditures	74	1,634	1,708	223	7,803	8,026
Equipment rental income	(60)	-	(60)	(303)	-	(303)
Net option payments	-	-	-	(6)	-	(6)
	14	1,634	1,648	(86)	7,803	7,717
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	272	-	272	1,299	-	1,299
Depreciation and amortization	44	-	44	178	-	178
Gain on disposal of properties and equipment	-	-	-	(11)	-	(11)
Foreign exchange (gain) loss	(2)	-	(2)	4	-	4
Insurance, licenses and filing fees	18	-	18	130	-	130
Interest income	(38)	-	(38)	(90)	-	(90)
Other corporate costs	35	-	35	159	-	159
Investor relations and presentations	13	-	13	163	-	163
Rent	36	-	36	118	-	118
Stock-based compensation	49	(28)	21	719	(96)	623
Travel and accommodation	7	-	7	94	-	94
Impairment loss on disposal of Available-for-sale securities	-	-	-	(28)	-	(28)
Management fees	(126)	-	(126)	(560)	-	(560)
	308	(28)	280	2,175	(96)	2,079

Loss before income taxes	(322)	(1,606)	(1,928)	(2,089)	(7,707)	(9,796)
Deferred income tax recovery (expense)	61	(61)	-	(49)	49	-
Loss for the period	(261)	(1,667)	(1,928)	(2,138)	(7,658)	(9,796)

Other comprehensive loss
Unrealized gain on available-for-sale securities	(50)	-	(50)	(257)	-	(257)
Comprehensive Loss for the period	(211)	(1,667)	(1,878)	(1,881)	(7,658)	(9,539)

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 20 of 22

The Company has assessed the impact of the IFRS transition project on our key ratios.  The transition did not significantly impact the Company’s key ratios.

6.6.2

Information Technology and Systems

The IFRS transition project did not have a significant impact on our information systems for the convergence periods.  The Company does not expect significant changes in the post-convergence periods.

6.6.3

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods.  The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that have been selected.  In particular, there may be additional new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine.  The International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact the Company’s financial statements.  The Company has processes in place to ensure that potential changes are monitored and evaluated.  The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

6.7

Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

6.7.1

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

6.7.2

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

6.7.3

Foreign Political Risk

The Company’s material property interests are currently located in Canada and New Zealand. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

6.7.4

Government Laws, Regulation and Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 21 of 22

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

6.7.5

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

6.7.6

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

6.7.7

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

6.7.8

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

6.7.9

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

6.7.10

Foreign Currency Exchange

A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

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CanAlaska Uranium Ltd. – MD&A July 31, 2011      Page 22 of 22

6.7.11

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

7

QUARTERLY FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 14: ($000’s)	Quarterly
Loss & Comprehensive Loss Summary	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Q112
Revenue	-	-	-	-	-	-	-	-
Net loss before taxes	(800)	(1,016)	(659)	(1,928)	(3,028)	(3,126)	(1,715)	(1,632)
Net loss after taxes	(693)	(818)	(641)	(1,928)	(3,028)	(3,126)	(1,715)	(1,632)
Loss per share	(0.05)	(0.05)	(0.03)	(0.11)	(0.18)	(0.17)	(0.08)	(0.08)

Table 15: ($000’s) Financial Position summary	As at
	Oct 31, 2009	Jan 31, 2010	Apr 30, 2010	Jul 31, 2010	Oct 31, 2010	Jan 31, 2011	Apr 30, 2011	Jul 31, 2011
Total Assets	48,253	57,191	57,510	11,192	8,628	15,265	13,379	10,723
Total Liabilities	2,754	3,067	5,025	1,080	358	1,702	2,461	997
Total Shareholders’ Equity	37,019	41,524	39,885	10,112	8,270	13, 563	10,918	9,726
Non-Controlling Interest	8,480	12,600	12,600	-	-	-	-	-

The quarterly data relating to fiscal 2010 has not been adjusted for IFRS.

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